UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
23 January 2014

JANUARY TRADING UPDATE

Pearson, the world's leading learning company, is today providing its regular January trading update.

Pearson faced tough market conditions throughout 2013 as cyclical, policy-related and structural pressures affected our education publishing and assessment businesses in North America and the UK, our two largest markets. We continued to achieve strong growth in emerging markets, digital learning and new service-based business models and we continue to invest behind those growth opportunities.

On 28 February 2014 we will announce our preliminary results for 2013 and we expect to report:

•      Operating profit of approximately £865m before restructuring charges primarily reflecting the associate accounting impact of the Penguin Random House merger and lower underlying margins in North American Higher         Education, particularly in the important fourth quarter.

• Adjusted EPS of around 83p before restructuring charges, in line with our previous guidance and 2012.

• Net restructuring costs of approximately £130m (comprising £170m expensed and £40m of savings achieved during the year) resulting in adjusted EPS of around 70p after restructuring charges.

John Fallon, chief executive, said: "Pearson made good progress on our strategic goals in 2013 but our trading and financial performance has been weaker than expected, particularly in North America.  With trading conditions still challenging in 2014, this further underlines the importance of the work we started in 2013 to reduce our established cost base and redirect our investment towards our biggest future growth opportunities. We will accelerate this transformation in 2014 and remain confident about our growth prospects in 2015 and beyond. Pearson will emerge from this transitional phase as a stronger, faster growing company, better able to tackle some of the biggest problems in global education."

Our North American education business faced a tough trading environment throughout 2013, driven by state budget pressures and the transition to the Common Core (affecting our School business) and lower enrolments (affecting Higher Education). The career college sector, in which we have a strong market position, was particularly weak. In addition to these market pressures, our North American margins were further affected by planned investments in learning technologies and related infrastructure, Common Core programmes, the launch costs related to major multi-year service-based contracts in higher education, and increased returns provisions.

Our International education business achieved another strong underlying performance in emerging markets, particularly in South Africa and China, offset by weak textbook sales in developed markets and policy changes affecting qualifications and textbook publishing in the UK. Margins before restructuring charges were similar to 2012.

Our Professional education business generated good sales growth at constant exchange rates with a strong performance in assessment and training partly offset by softness in publishing.

The Financial Times Group produced good profit growth, particularly at the Financial Times. Digital subscriptions to the FT continued to grow strongly, more than offsetting weak advertising sales and planned reductions in print circulation. In December 2013 we announced the disposal of Mergermarket to BC Partners for £382m. In 2013, Mergermarket will report revenues and operating profit before central costs of approximately £108m and £28m, respectively.

Penguin Random House benefited from a solid fourth-quarter publishing performance and in its key selling season traded in line with the expectations that we set out in our third quarter interim management statement. As previously disclosed, the accounting treatment for Penguin Random House reduces Pearson's operating profit but at the EPS level we gain an equivalent benefit through our tax charge. We estimate this effect will be approximately £29m in 2013.

For the full year, we expect our total interest charge to adjusted earnings to be slightly higher than the £65m reported in 2012 and our effective tax rate to be lower, reflecting the Penguin Random House associate accounting and agreement on historic tax matters.

We expensed net restructuring costs of approximately £130m during 2013. We expensed £170m of charges with additional restructuring activity including an added warehouse closure announced in late 2013. This is due for completion around the end of 2014. We achieved £40m of cost savings during the year reflecting later implementation of sales-related restructuring to avoid key selling periods. In 2014, we will realise further benefits from our 2013 restructuring programme and expense approximately £50m net restructuring charges to accelerate our shift towards the biggest sources of future growth: digital, services and emerging markets education.

Pearson generates approximately 60% of its sales in the US. The average £:$ exchange rate during 2013 was 1.57. The year end £:$ exchange rate was 1.66. A five cent move in the average £:$ exchange rate for the full year has an impact of approximately 1.3p on adjusted earnings per share.

ENDS

For more information
Simon Mays-Smith / Brendan O'Grady/ Pippa Vaux                    + 44 (0)207 010 2310

Forward-looking statements
The matters discussed in this statement include forward-looking statements and unaudited results. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including 2013 reported results, trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

PEARSON plc

Date: 23 January 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary